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                                                                  EXHIBIT (a)(7)


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                                                                           WIRES

     The General Electric Company, P.L.C. Agrees To Acquire RELTEC Corporation
In
                         $2.1 Billion Cash Transaction

     LONDON & CLEVELAND--(BUSINESS WIRE)--March 1, 1999--The General Electric Company, p.l.c. ("GEC") and RELTEC Corporation ("RELTEC") (NYSE:RLT) today announce the agreement for the acquisition of RELTEC for total consideration of $2.1 billion (BP1.3 billion) including assumed net debt of $361 million, at an agreed price of $29.50 per share in cash. This represents a premium of 36% to the closing price on Friday, 26 February 1999. GEC and RELTEC have entered into a definitive merger agreement under which an affiliate of GEC will commence a cash tender offer for all of RELTEC's shares at $29.50 per share. Simultaneously, affiliates of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), the controlling shareholders, have entered into a stockholder agreement whereby they have agreed to tender their approximately 81.5 per cent. stake in RELTEC into the Offer and to exercise rights to require holders of an additional 5.9 per cent. to tender their shares into the Offer.

     RELTEC, with revenues in excess of $1 billion, is a lender in the design, manufacture and sale of telecommunication network products, including in the high growth market for Access products in the US. Access products offer broadband solutions to telecommunication companies faced with network capacity constraints, resulting from the dramatic growth in data, video and voice traffic over the local loop - the "last mile" connection to residential and business subscribers. RELTEC's key customers for Access products in the US market include a number of premier telecommunication companies.

     The acquisition brings GEC an established North American market base, technical expertise and enhanced North American distribution. This will further GEC's position as a leading player in the Transmission and Access segments of the global communications equipment market.

     Lord Simpson, Chief Executive of GEC, said:

     "This acquisition provides access to the important North American market and to RELTEC's blue chip customers. It also reinforces our position in the high growth Transmission and Access segment of the communications equipment market. The acquisition is a further step in GEC's transformation and confirms our commitment to the development of MARCONI Communications. GEC will drive growth from this strong new platform."

     Dudley Sheffler, President and CEO of RELTEC, said:

     "The combination of RELTEC and MARCONI Communications creates a new global player in broadband communications systems by leveraging RELTEC's leading

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position in the local loop with MARCONI's leading position in Transmission.
With this broader range of capabilities, together we can now provide our respective customers with integrated solutions to accelerate their participation in the explosive growth for high-speed data, voice and video services. Joining with MARCONI Communications will provide exciting new opportunities for our world-wide employees."

     Henry R. Kravis and George R. Roberts, Founding Partners of KKR, added:

     "In an industry where size and geographic reach are becoming increasingly important, this transaction will create a formidable, global enterprise with clear competitive advantages, an enhanced suite of products and services for customers and significant value to both sets of shareholders."

      RELTEC - A leader in network telecommunications products

      RELTEC, based in Cleveland, Ohio, is a leader in the design, manufacture and sale of a broad range of telecommunications products and services in the US and internationally. RELTEC has approximately 6,600 employees world-wide of which approximately 4,700 are based in the US.

      RELTEC's Access business supplies next generation broadband Access products and has strong positions in the high growth Access market, including Next Generation Digital Loop Carriers (NGDLC) and in fiber-to-the-curb systems, facilitating high speed internet access to the home and office.

      RELTEC's Network Components and Services business is a leader in the supply and servicing of outside plant and power systems used in fixed line and wireless base stations by telecommunication companies.

      RELTEC's key US customers include Ameritech, AT&T, Bell Atlantic, BellSouth, GTE, Level 3, SBC Communications, Sprint, US West, and WorldCom MCI, in addition to a wide range of other service providers, original equipment manufacturers and distributors.

      RELTEC reported sales of $1,067 million for 1998 ($887 million for 1997). Operating income before interest and non-recurring items was $80 million for 1998 ($72 million for 1997). Operating income before interest expense, income taxes, depreciation, goodwill, intangible amortisation and non-recurring items was $140 million for 1998 ($126 million for 1997).

      As at 31 December 1998, RELTEC had net assets of $490 million and net debt of $361 million.

      Strategic rationale for the acquisition

      Rapidly growing consumer demand for voice, video and data services requires telecommunication equipment suppliers to offer flexible and compatible network solutions that can be easily upgraded.

      RELTEC's range of NGDLC products enable these voice, video and data services

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to be deployed to the end customer via existing copper or new optical fibre networks. As demand continues to grow, network operators are expected to upgrade their Access networks. Furthermore, RELTEC's new OSIRIS SONET Access multiplexers combine with their NGDLC products to increase substantially network capacity to satisfy this growing demand.

     With its comprehensive range of Access products and services, together with its well-established US infrastructure, RELTEC represents a compelling acquisition for the following reasons:
-- Market access in the United States: RELTEC's strong customer relationships with leading telecommunication companies and its North American presence will provide MARCONI Communications with a competitive, established platform to penetrate the large US market for Transmission and Access products.
-- Complementary technology and products: Complementary technologies between MARCONI Communications and RELTEC create the potential for a powerful product portfolio which can be tailored to either the North American or international markets. This substantially increases the size of the Transmission and Access markets now addressable by MARCONI Communications.
-- Established services operation and installed base: RELTEC's service operation, supporting both RELTEC and competitive equipment, together with its large installed base, enhances the opportunities for the merged business to supply RELTEC's US customer base with new products from the combined group.
-- Enhanced development capabilities: RELTEC offers a strengthened portfolio of products which will be sold to MARCONI Communications' existing customers. MARCONI Communications has skills which can be applied to expand the capacity of RELTEC's OSIRIS product range, based on new product architectures such as those used within MARCONI Communications' comprehensive range of SDH products.
-- US management and experience: RELTEC's management and employees bring a depth of experience in sales, marketing and operations in the North American telecommunications market. GEC are pleased that the current management team has committed to continue to lead the business.

     Financial impact on GEC

     It is expected that the acquisition will immediately enhance earnings per share before goodwill and group cash flow return on investment. GEC intends to finance the transaction from its existing cash resources and from drawings under group bank facilities.

     Further details of the transaction structure

     GEC Incorporated and RELTEC have entered into a definitive merger agreement (the "Merger Agreement") under which a newly formed US subsidiary of GEC ("Acquisition Corp.") will commence a cash tender offer (the "Offer") for all of RELTEC's shares at $29.50 per share.

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                                                                          Page 4

     Simultaneously, on entering into the Merger Agreement, affiliates of KKR entered into a stockholder agreement and proxy (the "Stockholders Agreement"), whereby they have agreed to tender their approximately 81.5 per cent. stake in RELTEC to Acquisition Corp. and to exercise rights to require holders of an additional 5.9 per cent. to tender their shares into the Offer. Affiliates of KKR have also given GEC an option to acquire their shares, exerciseable in certain limited circumstances, although this option is of no effect so long as the shares owned by such affiliates are tendered into the Offer. Following completion of the Offer, GEC intends to effect a merger between Acquisition Corp. and RELTEC (the "Merger"). Upon completion of this Merger, RELTEC will be a wholly owned subsidiary of GEC.

     The Merger Agreement and the Stockholders Agreement were approved by the Boards of Directors of all the parties to such agreements. The Merger Agreement and the Stockholders Agreement are conditional upon, inter alia, required regulatory approvals. Assuming regulatory approvals are received, it is anticipated that the acquisition of RELTEC will be completed during April 1999.

     Enquiries

     GEC                         RELTEC Alasdair Jeffrey                   Scott
Fine Tel: +44 171 306 1330          Tel: +1 440 460 3728

     Brunswick                   KKR James Bradley                         Ruth
Pachman Tel: +44 171 306 1329          Josh Pekarsky

     Tel: +1 212 521 4800 Credit Suisse First Boston Mark Seligman Ben Mingay
Tel: +44 171 888 8888

     Credit Suisse First Boston, which is regulated in the UK by the Securities and Futures Authority Limited, is acting for GEC and no-one else in connection with this transaction and will not be responsible to anyone other than GEC for providing the protections afforded to customers of Credit Suisse First Boston nor for giving advice in relation to this transaction.

     Notes to Editors

     Supplementary information

     1.   GEC

     GEC is a major high technology company, focused on

     defence electronics, communications and technology

     applied to medical and commercial systems. In

     January 1999, GEC announced an agreement in principle

     to separate and merge its defence electronics business


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3/1/99 BWIRE 09:40:00

                           --- INDEX REFERENCES ---

COMPANY (TICKER):    General Electric Co.; Reltec Corp. (GE RLT)

NEWS SUBJECT:        Business Wire; Press Release Wires; Personnel
                     Announcements; Acquisitions, Mergers & Takeovers; World
                     Equity Index (BW PREL PER TNM WEI)

MARKET SECTOR:       Conglomerates; Technology (CGL TEC)

INDUSTRY:            Conglomerates; Communications Technology;
                     Telecommunications, All (CGL CMT TEL)

PRODUCT:             Telecommunications (DTE)

REGION:              Connecticut; North America; United States; Eastern U.S.;
                     Ohio; Central U.S. (CT NME US USE OH USC)

Word Count: 1507
3/1/99 BWIRE 09:40:00
END OF DOCUMENT


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                                 Business Wire
                       Copyright (c) 1999, Business Wire

                             Monday, March 1, 1999

     The General Electric Company, P.L.C. Agrees To Acquire -2- with British Aerospace.

     GEC has substantial business interests in the US including commerce systems (Gilbarco), medical information technology (Picker International) and automatic data capture (Videojet) which together employ around 10,000 personnel in the US.

     The Group is headquartered in London and has a market capitalisation of BP13.3 billion ($21.3 billion). For the year ended 31 March 1998, the Group reported revenues of BP11.1 billion ($17.8 billion) and profits before exceptional items of BP1.1 billion ($1.8 billion). The General Electric Company, p.1.c. is not affiliated with the similarly named company which is based in the United States.

2.  RELTEC

     RELTEC is a provider of a broad range of systems, products and services to wireline and wireless service providers and telecommunications OEMs in North America and around the globe. Most of RELTEC's systems, products and services can be found in the Access portion of the telecommunications network, also referred to as the "local loop".

     The Company was formed in July 1995 by management and partnerships affiliated with KKR to acquire Reliance Comm/Tec Corporation from the Reliance Electric Company, a subsidiary of Rockwell International

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Corporation. RELTEC was listed on the New York Stock Exchange in March
1998. In September 1998, RELTEC acquired substantially all of the outstanding shares of Positron Fiber Systems Corporation ("PFS") for $202 million. Based in Montreal, Quebec, Canada, PFS is a manufacturer of an advanced line of multiplexer products and provides network element management capabilities.

In the year ended 31 December 1998, RELTEC reported revenues of $1,067 million, and net income of $30 million (before non-recurring items and credits). RELTEC is organised into two primary businesses, Access Systems and Network Components and Services. Further information is set out below.

a)   RELTEC: Summary financial record


                                               Years ended 31 December
                                 1996            1997           1998           CAGR
                                                           (unaudited)      (1996-1998)
                                 ($m)            ($m)         ($m)
Net sales
 Access Systems                 192.3           283.6          354.0            36%
 Network Components
 and Services                   497.1           603.6          712.8            20%
                                689.4           887.2          1,066.8          24%
Gross profit                    206.5           253.8          309.6            22%
Operating income   (1)          61.3            72.4           80.2             14%
EBITDA  (2)                     103.9           126.1          139.8            16%


   Notes

   1. Before interest expense, income taxes and non-recurring items.
   2. EBITDA represents earnings before interest expense, income taxes, depreciation, goodwill, intangible amortisation and non-recurring items.

b)   RELTEC: Sales and employees by geographic region

                              1998 Sales                  Employees
                         ($m)          (%)         (No.)           (%)
North America           916.2           86          4,700           71
Latin America           23.8             2            733           11
Europe                  118.1           11            994           15
Asia                    8.7              1            190            3
                        1,066.8        100          6,617          100

c)   RELTEC: Key business locations and employees by business
      Business             Employees       Principal business

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                                               headquarter
                                               locations

                               (No.)
     Access Systems          1,062             Dallas (Access)
                                               Montreal
                                                (Transmission)
     Network                 5,446              Cleveland (Power)
     Components and                             Cleveland
     Services                                   (Services)
                                                Chicago  (Outside
                                                Plant)
     Corporate                 109              Cleveland (HQ)
                             6,617
d) RELTEC: Key product offerings
    Business          Product offerings
    Access Systems    NGDLC (next generation digital
                      loop carriers - which incorporate
                      fibre optic connections between
                      the host digital terminal and the
                      central office terminal), Fibre-in-
                      the-loop (multiplexers), xDSL
                      (digital subscriber lines enabling
                      broadband communications over
                      copper), SONET multiplexers
    Outside Plant     Enclosures, Protection,
    for               Connection,
    communications    Heat Management, Systems
    equipment         Integration
    Telecoms Power    Power Supplies, Power Systems,
    Systems           Monitoring equipment for telecoms
                      infrastructure
    Telecoms          Engineering, Installation, Project
    Services          Management, Servicing
e)   RELTEC: Customers
   Some of the company's customers are listed below:
   Ameritech                Motorola
   AT&T (including          Nokia
   Teleport)
   Bell Atlantic            Northern Telecom
    (including NYNEX)
    Bell Canada             Rogers Communications
    BellSouth               SBC Communications (including
                            Pacific Telesis)
    Cisco Systems           Siemens
    Cox Communications      Sprint
    GTE                     Telia
    Italtel                 Telesp
    Level 3                 Telmex
    Lucent Technologies     US West
    McLeod                  WorldCom MCI
f)    RELTEC: Senior management team

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     Dudley P. Sheffler (54) has been President and CEO of RELTEC and a director since August 1995. He has served as President since 1981. Mr Sheffler was a director of Reliance Electric Company from 1993 to 1995.
     W. Michael Corkran (45) has been President, North America and Asia/Pacific and has had responsibility for the worldwide coordination of wireline activities since July 1997. Prior to that, he was Vice President/General Manager, Reliable Electric Division of the company (outside plant) and has held various management positions at Reliance Electric Corporation since 1976.
     Patrick L. Welker (52) has been President, Europe and Latin America and has responsibility for worldwide coordination of wireless activities since July
1997. Prior to that, Mr Welker was Vice President/General Manager, Access
Systems of RELTEC since 1993. From 1991 to 1993, Mr Welker was the Vice
President and General Manager of the Engineered Systems Division of Reliance Comm/Tec Corporation and from 1990 to 1991, he served as General manager of Reliance Comm/Tec Canada.
     Scott A. Fine (39) has been Vice President, Finance since December 1997.
Mr Fine joined RELTEC in 1996 as Vice President, Strategic Planning and
Business Development after having been in the Investment Banking Division at Goldman, Sachs & Co. for the previous 11 years.
     Valerie Gentile Sachs (43) has been Vice President, General Counsel and Secretary since December 1997. Prior to that, Mrs Sachs worked for M.A. Hanna Company for over nine years, where her last position was Senior Associate Counsel.
     David G. Phelps (48) has been Vice President, Human Resources for RELTEC since 1986. Prior to assuming his current position, Mr Phelps was Director, Human Resources for Transmission Products at Reliance Comm/Tec.
3.   Exchange rate
     Dollar and Pound Sterling equivalents are based on an exchange rate (at close of business on 26 February 1999) of $1.6020 per Pound Sterling, as appropriate.
4.   Basis of calculation of Offer value
     Total gross consideration of $2.1 billion is based on an offer price of $29.50 per share applied to 56.4 million shares in issue and 5.7 million shares under option as at 19 February 1999 after deducting related option exercise proceeds expected to amount to some $65 million. Total gross consideration also includes net debt outstanding at 31 December 1998 of $361 million.
Note: BP = British Pounds

CONTACT:

GEC RELTEC
Alasdair Jeffrey
Scott Fine
Tel: +44 171 306 1330
Tel: +1 440 460 3728

OR

Brunswick KKR
James Bradley
Ruth Pachman
Tel: +44 171 306 1329
Josh Pekarsky
Tel: +1 212 521 4800

OR

Credit Suisse First

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                                                                          Page 5

Boston              Mark Seligman               Ben Mingay              Tel: +44
171 888 8888  09:26 EST  MArch 1, 1999

                          ---- INDEX REFERENCES ----

COMPANY (TICKER):   General Electric Co.; Reltec Corp (GE RLT)

NEWS SUBJECT:       Business Wire; Press Release Wires; Personnel Announcements;
                    Acquisitions, Mergers & Takeovers; World Equity Index (BW
                    PREL PER TNM WEI)

MARKET SECTOR:      Conglomerates; Technology (CGL TEC)

INDUSTRY:           Conglomerates; Communications Technology;
                    Telecommunications, All (CGL CMT TEL)

PRODUCT:            Telecommunications (DTE)

REGION:             Connecticut; North America; United States; Eastern U.S.;
                    Ohio; Central U.S. (CT NME US USE OH USC)

Word Count: 1088
3/1/99 BWIRE 09:41:00
END OF DOCUMENT




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ADVISORY/RELTEC to Hold Conference Call to Discuss Details of Merger with GEC

-- (BUSINESS WIRE) --

     RELTEC Corporation (NYSE:RLT) will hold a media conference call at 11:30 a.m. Eastern Time to discuss details of its announced merger with U.K.-based General Electric Company, p.l.c. (no relation to the U.S.-based General Electric). RELTEC CEO and President Dudley Sheffler will be available to answer questions. To participate in the conference, please dial 1-719-457-2629 approximately ten minutes prior to the presentation.

     RELTEC and GEC announced this morning that GEC will acquire RELTEC via a cash tender offer of $29.50 per share, representing a 36 percent premium over the February 26 closing price of $21.75. RELTEC will become the North American market platform of GEC's MARCONI Communications division, operating as a wholly owned subsidiary headquartered in Cleveland.

     The two companies have complementary products, markets, technologies and customers with very little overlap. RELTEC's primary market is North America. MARCONI Communications has a limited presence in North America, a strong position in Europe and Asia Pacific, and an emerging presence in Latin America.

     You also may listen to a taped replay of the conference call by dialing 1-402-220-9382, beginning at 2:30 p.m. Eastern Time, Monday, March 1, until 5:00 p.m. Eastern Time, Friday, March 5, 1999.

     CONTACT:  Sherri Kightlinger, RELTEC 440/460-3741
www.relteccorp.com                            or                   Lisa Hagerty,
Dix & Eaton 216/241-4606 09:32 EST MARCH 1, 1999

                            ---INDEX REFERENCES ---

NEWS SUBJECT:   Business Wire; Press Release Wires; Scheduled Events;
                Acquisitions, Mergers & Takeovers (BW PREL SKD TNM)


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